ARTISAN FUNDS, INC.

AMENDMENT NO. 1 TO THE

INVESTMENT ADVISORY AGREEMENT

Artisan Funds, Inc., a Wisconsin corporation registered under the Investment Company Act of 1940 as an open-end diversified management investment company (“Artisan Funds”), and Artisan Partners Limited Partnership, a Delaware limited partnership registered under the Investment Advisers Act of 1940 as an investment adviser (“Artisan Partners”), agree that paragraph 4 of the Investment Advisory Agreement (the “Agreement”) between Artisan Funds and Artisan Partners dated December 28, 1995, relating to Artisan International Fund, a series of Artisan Funds (the “Fund”), is hereby amended as of December 1, 2005 to read in its entirety as follows:

4. Compensation of Artisan Partners. For the services to be rendered and the charges and expenses to be assumed and to be paid by Artisan Partners hereunder, the Fund shall pay to Artisan Partners a monthly fee at the annual rate of 1% of the Fund’s average daily net assets up to $500 million; .975 of 1% of average daily net assets from $500 million to $750 million; .950 of 1% of average daily net assets from $750 million to $1 billion, .925 of 1% of average daily net assets from $1 billion to $12 billion and .900 of 1% of average daily net assets over $12 billion.

Except as specifically set forth in this Amendment, all other terms and conditions of the Agreement shall remain in full force and effect.

Dated: November 17, 2005	ARTISAN FUNDS, INC.

	By:	/s/ Janet D. Olsen
	Name:	Janet D. Olsen
	Its:	General Counsel and Secretary

ARTISAN PARTNERS LIMITED PARTNERSHIP
	By:	Artisan Investment Corporation Its general partner

	By:	/s/ Janet D. Olsen
	Name:	Janet D. Olsen
	Its:	Vice President